VIA EDGAR TRANSMISSION

Mr. Tony Burack

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal ETF Trust (the “Trust”)

Response to Comments Regarding Financial Statement Review
File Nos. 811-23377; 333-227298

Dear Mr. Burack:

This correspondence responds to the comments the Trust received from the staff of the Commission (the “Staff”) on February 6, 2024, with respect to recent Form N-CSR and Form N-CEN filings and registration statements for the series of the Trust and their respective fiscal year ends as set forth in the table below (each, a “Fund” and collectively, the “Funds”):

Series ID	Series Name	FYE Reviewed
S000070461	SP Funds S&P Global REIT Sharia ETF	11/30/2022
S000067283	SP Funds S&P 500 Sharia Industry Exclusions ETF	11/30/2022
S000067282	SP Funds Dow Jones Global Sukuk ETF	11/30/2022
S000070511	Sound Equity Dividend Income ETF	11/30/2022
S000070510	Sound Enhanced Fixed Income ETF	11/30/2022
S000066941	RPAR Risk Parity ETF	12/31/2022
S000074863	UPAR Ultra Risk Parity ETF	12/31/2022
S000065096	SoFi Be Your Own Boss ETF	2/28/2023
S000065095	SoFi Social 50 ETF	2/28/2023
S000069652	SoFi Weekly Income ETF	2/28/2023
S000065094	SoFi Next 500 ETF	2/28/2023
S000072049	SoFi Smart Energy ETF	2/28/2023
S000065093	SoFi Select 500 ETF	2/28/2023
S000076633	SoFi Web 3 ETF	2/28/2023
S000071722	SoFi Weekly Dividend ETF	2/28/2023
S000071415	Acruence Active Hedge U.S. Equity ETF	3/31/2023
S000072647	SonicShares Global Shipping ETF	3/31/2023
S000072366	ZEGA Buy and Hedge ETF	4/30/2023
S000072268	Robinson Alternative Yield Pre-Merger SPAC ETF	4/30/2023
S000073705	FolioBeyond Alternative Income and Interest Rate Hedge ETF	7/31/2023
S000072498	ATAC Credit Rotation ETF	8/31/2023
S000069950	Adasina Social Justice All Cap Global ETF	8/31/2023
S000069694	Leatherback Long/Short Alternative Yield ETF	8/31/2023
S000070010	ATAC US Rotation ETF	8/31/2023
S000076475	Gotham 1000 Value ETF	9/30/2023
S000069980	Gotham Enhanced 500 ETF	9/30/2023
S000071844	American Customer Satisfaction ETF	9/30/2023

For your convenience, the comments have been reproduced with responses following each comment.

1.	It was noted for SP Funds S&P Global REIT Sharia ETF, SP Funds S&P 500 Sharia Industry Exclusions ETF and SP Funds Dow Jones Global Sukuk ETF the Management Discussion of Fund Performance (“MDFP”) in the November 20, 2022 shareholder reports did not address performance for the most recent fiscal years ending November 30, 2022, but instead only discussed periods of performance that extended beyond each fiscal year-end.

Response: The Trust acknowledges and concurs with the Staff’s assessment. The Trust confirms that MDFPs in future shareholder reports will address portfolio performance for at least the fiscal periods covered by each shareholder report.

2.	The Trust was asked to confirm all average annual total returns in the Adasina Social Justice All Cap Global ETF’s August 31, 2022 shareholder report’s Performance Summary section. It was also noted the Growth of $10,000 chart results may not match to the average total returns in the accompanying performance table.

Response: The Trust confirms the 1 year returns and the average annual returns within the performance table are accurate. The Trust acknowledges the Growth of $10,000 chart does have a discrepancy as the Adasina Social Justice All Cap Global ETF – Market graph line was mistakenly used for the Dow Jones Global Index graph line and vice versa. The Trust confirms enhanced checks are in place to ensure accurate performance graphs are presented.

3.	It was noted that certain Funds’ Schedule of Investments within their respective shareholder reports disclose securities that were fair valued with unobservable inputs. The Staff requests that securities noted as fair valued with unobservable inputs have a footnote disclosing such securities as Level 3 valued securities pursuant to Regulation S-X.

Response: The Trust confirms that in future Schedules of Investments it will note fair valued securities where unobservable inputs were used in valuation as a Level 3 valued security.

4.	The Staff suggested, although not required pursuant to Regulation S-X, that for future Schedules of Investments of the SP Funds Dow Jones Global Sukuk ETF or other series within the Trust, that securities with an interest rate ceiling or floor to disclose such ceiling or floor interest rates, as applicable.

Response: The Trust confirms that in future Schedules of Investments it will endeavor to disclose ceiling or floor interest rates.

5.	The Staff noted the Leatherback Long/Short Alternative Yield ETF and ATAC US Rotation ETFs shareholder reports disclosed Tax Expense within each of their Statements of Operations. The Staff requests that appropriate descriptive disclosure of such Tax Expense be included in the Notes to Financial Statements for future shareholder reports.

Response: The Trust confirms that in future shareholder report Notes to Financial Statement it will include descriptive disclosure as it applies to tax expenses incurred and disclosed in the Statement of Operations.

6.	The Staff noted that for the respective annual shareholder reports for the ATAC Credit Rotation ETF, ATAC US Rotation ETF and SoFi Weekly Dividend ETFs there was return of capital reported within each Fund’s Statement of Changes in Net Assets, but was not disclosed as such in each Fund’s Form N-CEN responses to Item B.23 as it relates to Rule 19a-1 Notice dissemination. The Staff requests confirmation that the Trust intended to respond Yes to Item B.23 for each Fund and that Rule 19a-1 Notices were required and disseminated.

Response: The Trust responds that Item B.23 on Form N-CEN for each Fund should have been answered as Yes to requiring a Rule 19a-1 Notice. The Trust further confirms that Rule 19a-1 Notices were not disseminated to shareholders pursuant to Rule 19a-1. The Trust further confirms that enhanced procedures are in place to ensure that Rule 19a-1 Notices are prepared and disseminated in the future and that Item B.23 will be responded to accordingly in future Form N-CEN filings.

7.	The Staff noted there were multiple Form N-CSR Section 302 Certification 4.(d) disclosures that referenced “last fiscal quarter” as opposed to “period covered by this report”. The Staff asks for confirmation there were no changes to the registrant’s internal control over financial reporting for the period covered by the applicable reports. The Staff also requests confirmation from the Trust that the updated Form N-CSR Section 302 Certifications will be used in all filings in the future.

Response: The Trust responds that there were no changes to report for the respective periods ended for all Form N-CSRs filed during the periods under review. The Trust further confirms the updated Form N-CSR Section 302 Certification will be used in all filings going forward.

8.	The Staff requested that for Gotham 1000 Value ETF, Gotham Enhanced 500 ETF, ATAC Credit Rotation ETF and ATAC US Rotation ETFs respective Form N-CSRs the Trust confirm if there was disclosure that was applicable for Item 4. (i) and (j) as there were no responses included in the filings. The Staff also requests confirmation from the Trust that the updated Form N-CSR be used in all filings in the future.

Response: The Trust acknowledges and concurs there were no responses for Item 4. (i) and (j) as noted. The Trust confirms the following would have been the appropriate responses:

(i) The registrant has not been identified by the U.S. Securities and Exchange Commission as having filed an annual report issued by a registered public accounting firm branch or office that is located in a foreign jurisdiction where the Public Company Accounting Oversight Board is unable to inspect or completely investigate because of a position taken by an authority in that jurisdiction.

(j) The registrant is not a foreign issuer.

The Trust further confirms the updated Form N-CSR will be used in all filings going forward.

9.	The Staff, referencing amended Form N-CSR filings on December 7, 2023 for Gotham 1000 Value ETF, Gotham Enhanced 500 ETF and American Customer Satisfaction ETF, noted the Trust did not file updated certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for the Trust’s Principal Officers. The Staff requests that filings be updated to reflect certification dates that align with the date of the amended filings.

Response: The Trust acknowledges that Principal Officer certifications were not executed with updated dates for the amended filings for the Gotham 1000 Value ETF, Gotham Enhanced 500 ETF and American Customer Satisfaction ETF Form N-CSRs. The Trust confirms that based on the Staff’s request amended filings have been completed with updated Principal Officer certifications.

10.	The Staff noted the shareholder report for SP Funds Dow Jones Global Sukuk ETF (the “Sukuk ETF”) disclosed securities incorporated in the Cayman Islands at 52.3% of total investments. The Staff suggests the Trust consider if additional risk disclosures are applicable considering the Cayman Island exposure in future registration statement updates.

Response: The Trust has considered whether risk disclosure applicable to investments in the Cayman Islands is appropriate for the Sukuk ETF and respectfully declines to add additional risk disclosure. Although the Sukuk ETF has invested a significant portion of its assets in sukuk of entities formed or incorporated in the Cayman Islands, Luxembourg or Jersey, the Trust notes that such sukuk is generally issued by special purpose vehicles of parent entities or companies organized in different countries, most commonly Saudi Arabia and the United Arab Emirates. The Trust believes that the principal risk to the Sukuk ETF is most directly related to the parent entities or companies organized in Saudi Arabia and the United Arab Emirates and, accordingly, has included principal risk disclosure relating to investments tied to such countries in the Sukuk ETF’s prospectus.

11.	The Staff, in review of shareholder reports, noted that certain Funds within the Trust participate in Securities Lending and suggest the Trust consider additional registration statement disclosure on potential securities lending exposure relative to total portfolio assets for each Fund and any additional risk disclosure relating to securities lending.

Response: The Trust notes that none of the Funds in the Trust pursues securities lending as a principal investment strategy and further notes that, at present, it does not believe that any Fund’s current exposure to securities lending presents a principal risk to a Fund. The Trust adds that the Statement of Additional Information for each Fund that engages in securities lending includes disclosure relating to risks a Fund may be exposed to through securities lending. However, the Trust undertakes to review a Fund’s exposure to securities lending when updating such Fund’s registration statement to consider whether additional risk disclosure would be appropriate at that time.

If you have any questions or require further information, please contact Aaron Perkovich at 414-699-9292 or aperkovich@tidalfg.com.

Sincerely,

/s/ Aaron Perkovich

Aaron Perkovich

Treasurer/Principal Financial Officer

Tidal ETF Trust